EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Dover Saddlery, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of April, 2015.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated:  April 23, 2015

DOVER SADDLERY HOLDINGS, INC.

By:	/s/ Donald Steiner

Name:	Donald Steiner
Title:	President

DOVER SADDLERY MERGER SUB, INC.

By:	/s/ Donald Steiner

Name:	Donald Steiner
Title:	President